Registration No. 333-264388

Filed Pursuant to Rule 433

Dated December 28, 2023

Cross-Asset Solutions

BMO Capital Markets

NEW ISSUE:

SEC File No. 333-264388 | December 28, 2023

Bank of Montreal's Autocallable Barrier Notes with Contingent Coupons Linked the Performance of a Reference Asset

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)

DATES

Offering Period Closes:	December 29, 2023 (at 2 pm NY Time.)
Pricing Date:	On or about December 29, 2023
Settlement Date:	On or about January 04, 2024
Valuation Date:	On or about December 29, 2025
Maturity Date:	On or about January 02, 2026
Term:	Approximately 2 Years
Issue:	PSARC-333

REFERENCE ASSET

The Class A common stock of Estée Lauder Companies Inc. (Bloomberg symbol: EL)

TERMS

Contingent Interest Rate:	10.90% of the principal per annum (2.725% per quarter), if payable, unless earlier redeemed.
Call Level:	100% of the Initial Level
Trigger Level:	55% of the Initial Level
Coupon Barrier Level:	55% of the Initial Level
CUSIP	06369NQF1

TERMS CONTINUED

Contingent Coupons:	If the closing level of the Reference Asset is greater than or equal to its Coupon Barrier Level as of the applicable Coupon Observation Date, a Contingent Coupon will be paid at the Contingent Interest Rate.
Automatic Redemption:	Beginning on July 01, 2024, if, on any Observation Date, the closing level of the Reference Asset is greater than its Call Level, the notes will be automatically redeemed.
Call Settlement Dates:	If the notes are automatically redeemed, the Contingent Coupon Payment Date immediately following the relevant Observation Date.
Trigger Event:	The closing level of the Reference Asset is less than its Trigger Level on the Valuation Date.
Payment Upon Automatic Redemption:	If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus the Contingent Coupon otherwise due.

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential to earn periodic income, subject to an automatic redemption, while offering limited downside protection against a slight to moderate decline in the level of the Reference Asset over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Asset over the term of the notes. The performance of the notes may not be consistent with the investment objective.

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Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. This term sheet, which gives a brief summary of the preliminary terms of the notes, relates to, and should be read in conjunction with, the preliminary pricing supplement dated December 28, 2023, the Product Supplement dated July 22, 2022, the Prospectus Supplement dated May 26, 2022, and to the Prospectus dated May 26, 2022. We urge investors to carefully review all documents, including the pricing supplement and the product supplement, prior to making an investment decision.

2 Observation Dates and Contingent Coupon Payment Dates: Payment at Maturity (if held to the Maturity Date): If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Asset. You will receive $1,000 for each $1,000 in principal amount of the notes, unless the Final Level of the Reference Asset is less than its Trigger Level. If the Final Level of the Reference Asset is less than its Trigger Level , you will receive at maturity, for each $1,000 in principal amount of your notes, a number of shares equal to the Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The Physical Delivery Amount will be less than the principal amount of your notes, and may be zero. You will also receive the final Contingent Coupon, if payable. Percentage Change: The Percentage Change of the Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level Physical Delivery Amount: The number of shares of the Reference Asset equal to $1,000 divided by the Initial Level. Any fractional shares will be paid in cash. Cash Settlement Amount: The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Level of the Reference Asset. Initial Level: T he closing level of the Reference Asset on the Pricing Date. Final Level: The closing level of the Reference Asset on the Valuation Date. Principal at Risk: Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of the Reference Asset and the Final Level of the Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Secondary Market: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Observation Dates Contingent Coupon Payment Dates April 1, 2024 April 4, 2024 July 1, 2024 July 5, 2024 September 30, 2024 October 3, 2024 December 30, 2024 January 3, 2025 March 31, 2025 April 3, 2025 June 30, 2025 July 3, 2025 September 29, 2025 October 2, 2025 Valuation Date Maturity Date

3 Selected Risk Considerations: The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any Contingent Coupon payments, if any. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to the Reference Asset, and if the Final Level of the Reference Asset is less than its Initial Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Reference Asset is less than its Initial Level. • You may not receive any Contingent Coupons with respect to your notes. • Your notes are subject to automatic early redemption. If the notes are so redeemed, you will not receive any additional Contingent Coupons, and you may not be able to invest the proceeds in a security with a similar return. • Your return on the notes is limited to the Contingent Coupons, if any, regardless of any increase in the level of the Reference Asset. • The payments on the notes will be based on the performance of the Reference Asset. • Any decline in the closing level of the Reference Asset from the Valuation Date to the Maturity Date will reduce the value of the Physical Delivery Amount. • A higher Contingent Interest Rate or lower Trigger Levels or Coupon Barrier Levels may reflect greater expected volatility of the Reference Asset, and greater expected volatility generally indicates an increased risk of loss at maturity. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The return on your notes will not reflect the return you would realize if you actually owned shares of the Reference Asset or a security directly linked to the performance of the Reference Asset and held that investment for a similar period. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will not have any shareholder rights and will have no right to receive any shares of the Reference Asset at maturity. We may choose, in our sole discretion, whether to deliver the Physical Delivery Amount or pay the Cash Delivery Amount at maturity. • We have no affiliation with the issuer of the Reference Asset, and will not be responsible for their actions. • The level of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and the issuer of the Reference Asset. You must rely on your own evaluation of the merits of an investment linked to the Reference Asset. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity.

4 Hypothetical Calculations for the Payment at Maturity: Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes The following examples illustrate the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the notes, a hypothetical Initial Level o f $100.00, a hypothetical Trigger Level of $55.00 (55% of the hypothetical Initial Level), a hypothetical Call Level of $100 (100% of the hypothetical Initial Level), the Contingent Interest Rate of 2.725% per quarter , a range of hypothetical Final Levels and the effect on the payment at maturity if (i) a Trigger Event occurs with respect to the Reference Asset or (ii) if a Trigger Event does not occur with respect to the Reference Asset. The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual amount that you will receive at maturity will depend upon whether the closing level of the Reference Asset is below its Trigger Level on the Valuation Date . If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable Contingent Coupon . The hypothetical payments shown below represent the cash value of the Physical Delivery Amount on the Valuation Date. We may elect to deliver either the Physical Delivery Amount or the Cash Delivery Amount. If we elect to deliver the Physical Delivery Amount, the actual value received and your total return on the notes on the Maturity Date will depend on the value of the Reference Asset on the Maturity Date. These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes. Example 1: The Final Level of the Reference Asset at maturity is $40, which is less than the Trigger Level and therefore a Trigger Event has occurred. In this case, you will receive a payment of $400 for each $1,000 in principal amount of the notes, resulting in a loss of 60% of your principal amount. Your loss of principal may be partially offset by Contingent Coupons, if any, received with respect to the notes. Example 2: The Final Level of the Reference Asset at maturity is $90 and therefore a Trigger Event has not occurred. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than any Contingent Coupons. Example 3: The Final Level of the Reference Asset at maturity is $115, which is 15% greater than the Initial Level. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than any Contingent Coupons.

Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated December 28, 2023 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to the m in the preliminary pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term s hee t relates. Information about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated December 28, 2023: https://www.sec.gov/Archives/edgar/data/927971/000121465923016946/r1227230fwp.htm • Product Supplement dated July 22, 2022: https://www.sec.gov/Archives/edgar/data/927971/000121465922009102/r712220424b2.htm • Prospectus Supplement and Prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 5